UWHARRIE CAPITAL CORP
                                  News Release



FOR IMMEDIATE RELEASE

CONTACT:    TAMARA SINGLETARY
            UWHARRIE CAPITAL CORP   (704) 982-4415

DATE:       SEPTEMBER 23, 1998


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Albemarle, North Carolina--Uwharrie Capital Corp, the bank holding company of the Bank of Stanly, announced that it has received approval from the Securities and Exchange Commission to offer up to 850,000 shares of its common stock. The common stock is being offered for the first thirty days of the offering pursuant to nontransferable subscription rights to shareholders of the Company as of August 28, 1998 and thereafter, if any shares remain, on a first come, first serve basis to existing customers as of August 28, 1998, of the Bank of Stanly and its subsidiaries, The Strategic Alliance Corporation and BOS Agency, Inc., and businesses in, residents of, or persons having property interests in Stanly, Montgomery, Richmond, Anson, Union, Cabarrus, Rowan, Randolph, or Davidson Counties, North Carolina. The Company intends to use the net proceeds from the offering for such corporate purposes as (a) improving equipment and operating systems, providing new product lines, and implementing technological advances at the Company and the Bank of Stanly and its subsidiaries; (b) providing funds for internal growth and expansion at the Company and the Bank of Stanly and its subsidiaries through the hiring of new management personnel; and (c) financing de novo expansion or new acquisitions for the Bank of Stanly and its subsidiaries that complement existing operations. The offering will be made only by means of a prospectus.

For further information, please contact the Stock Information Center at Uwharrie Capital Corp, 134 North First Street, Albemarle, North Carolina 28001, telephone number (704) 982-4415.

                               **END OF RELEASE**